ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

December 29, 2011	Paul M. Kinsella 617-951-7000 617-951-7050 fax Paul.Kinsella@ropesgray.com

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Mail Stop 4720 Washington, D.C. 20549-4720
Attention:	Mr. Jeffrey Riedler
Mr. John Krug

Re:	Supernus Pharmaceuticals, Inc. Registration Statement on Form S-1 Filed December 23, 2010 File No. 333-171375

Dear Mr. Riedler and Mr. Krug,

On behalf of Supernus Pharmaceuticals, Inc., a Delaware corporation (the “Company”), we are writing in response to the comment letter, dated February 22, 2011 (the “Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Registration Statement on Form S-1 (File No. 333-171375), filed on December 23, 2010, as amended on February 8, 2011 (as so amended, the “Registration Statement”), and relating to the Company’s registration of shares of its Common Stock, $0.001 par value per share.  Concurrently herewith, the Company has filed Pre-Effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”) incorporating the revisions described in this letter.  The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Comment Letter and are based upon information provided to Ropes & Gray LLP by the Company.  For your convenience, three courtesy copies of this letter and Amendment No. 2, which has been marked to show the changes from Pre-Effective Amendment No. 1 to the Registration Statement as filed on February 8, 2011, are also being delivered to Mr. John Krug.

For the convenience of the Staff’s review, we have set forth the Staff’s comments contained in the Comment Letter in italics followed by the responses of the Company. Page numbers and other similar references used in the Staff’s comments refer to Pre-Effective

Amendment No. 1 to the Registration Statement, as filed on February 8, 2011; page numbers and other similar references used in the Company’s responses refer to Amendment No. 2, unless otherwise noted.

FORM S-1

General

1.                                       Please note that our comments on your request for confidential treatment will be provided under separate cover. Please be advised that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment request.

Response:  The Company acknowledges the Staff’s comment.

2.                                       Please provide updated financial information through the period ended December 31, 2010.

Response:  In response to the Staff’s comment, the Company has made appropriate changes to update the discussion in the prospectus to reflect the inclusion of its consolidated audited financial statements for the year ended December 31, 2010.

Supernus Pharmaceuticals, Inc., page 1

3.                                       We note the references to your candidates that are in Phases II or III.  Please expand the discussion to clarify whether and when an IND was filed with respect to Epliga, SPN-810, and SPN-812.  If no INDs were submitted with respect to these candidates, please tell us why.  In addition, please clarify whether the studies are being conducted outside the United States.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 97, 103 and 105 of Amendment No. 2.

4.                                       We note your reference to the filing of an investigational NDA in 2008 pertaining to SPN-809.  We also note your reference on page 98 to the open IND for SPN-809.  It appears you are using these terms interchangeably.  Please use the term IND instead of investigational NDA throughout the filing where applicable to avoid possible confusion with the term new drug application (NDA).

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 1 of Amendment No. 2.

Use of Proceeds, page 45

5.                                       We note your response to comment 17 and reissue the comment.  As requested by Item 504 of Regulation S-K, please provide the approximate amount of the proceeds intended to be used for each of the specified intended uses. With respect to allocations to specific pipeline products, please state the stage of development you expect the additional funding will enable you to attain for each pipeline product.  You may reserve the right to change the use of proceeds provided you specifically discuss the contingencies for such reservation and the alternatives to such use in that event are indicated.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 46 of Amendment No. 2.

Critical Accounting Policies and Estimates
Stock-Based Compensation, page 73

6.                                       Please continue to consider comment numbers 21, 22, and 23 in our letter dated January 19, 2011.

Response:  The Company acknowledges the Staff’s comment.

Lender Warrants, page 78

7.                                       You disclose that you issued warrants in connection with the January 2011 financing transaction.  Disclose the significant terms of the warrants and how you intend to account for these warrants, specifically addressing the accounting impact of sections 1.8 and 1.9 of the warrant agreement.  Please reference for us the authoritative literature you intend to rely upon to support your accounting.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 83 of Amendment No. 2.  The Company supplementally advises the Staff that Section 1.9 of the warrant agreements has no accounting impact because the Company did not draw down the additional term loans of up to $10.0 million under its secured credit facility by April 30, 2011.

Epliga Development Program, page 91

8.                                       We note the discussion on page 92 concerning the revised protocol you submitted in October 2008 and the absence of further discussions with the FDA regarding the Phase III protocol.  Please expand the discussion to state, if true, your intention to proceed with your study design in the absence of further discussion or confirmation from the FDA and the risks of proceeding under these circumstances.  To provide context for this discussion, please disclose your understanding of the FDA’s normal procedure with respect to responding to SPAs and amended SPAs and, if applicable, why the FDA has not followed its normal practice with respect to the October 2008 SPA.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 98 and 114 of Amendment No. 2.  The Company supplementally advises the Staff that it currently expects the FDA to follow its normal practice with respect to the October 2008 SPA.

*  *  *  *  *

Please be advised that, in connection with the Comment Letter and the Company’s responses thereto, the Company hereby acknowledges the Staff’s position that the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact me at (617) 951-7921.

Best regards,

/s/ Paul M. Kinsella

Paul M. Kinsella

Cc:	Jack A. Khattar (Supernus Pharmaceuticals, Inc.)
Russell P. Wilson (Supernus Pharmaceuticals, Inc.)
Mitchell S. Bloom (Goodwin Procter LLP)
Edward A. King (Goodwin Procter LLP)